Filed by Churchill Capital Corp IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp IV

Commission File No. 001-39408

Date: March 16, 2021

Mad Money – Interview with Jim Cramer and Peter Rawlinson

CNBC

March 16, 2021

JIM CRAMER: Look, I’ve been warning about the SPAC attack for months, especially in electric vehicle space, but some of these SPAC games are actually worth buying in weakness. Take Churchill Capital IV. That’s a special purpose acquisition vehicle that’s merging with Lucid Motors. That’s an up-and-coming Tesla rival that plans to start producing its gorgeous cars in the second half of the year. This one’s got two things going for it. Lucid Motors is a legitimate company that will soon have an actual product to sell. I saw it for myself yesterday and was wowed. Plus, Churchill Capital stock has come down a lot. It surged to around $65 before we knew the terms of the deal, then it got cut in half for the next couple days when the reality couldn’t keep up with Wall Street’s irrational exuberance that was stoked by inaccurate news stories about the company’s intentions. I think the stock’s very enticing at these levels, if you take it from me. Let’s dig deep with Peter Rawlinson, the CEO and Chief Technical Officer of Lucid Motors to find out where this story is headed. Mr. Rawlinson, welcome back to Mad Money.

PETER RAWLINSON: Great to be with you, Jim.

JIM CRAMER: All right, so, Peter, I took a ride in your car yesterday, in the Lucid Air, and I echo many people when I say how can I get one? When can I get one? Because this is the most exciting technology delivered machine I have come across in years.

PETER RAWLINSON: Thank you so much, and we’re nearly sold out the Dream Edition. We’ve just got a few reservations left, and our run of 500 is very nearly sold out. And we’ve got a very large proportion of our pre-orders for the following Grand Touring version, and our order book is filling very nicely. So, so, roll up or you’ll miss out on Dream Edition.

JIM CRAMER: Well, look, I’ve got to tell you. I’m not sure exactly what speed I went and how we slowed down and spun -- just tell us. How quickly, because I think one of the things that’s important is we either think you get long range performance or you get some sort of technology that does not offer that. We often have batteries that go long, and the performance is awful. You got them both, right? That’s what I saw yesterday.

PETER RAWLINSON: Indeed, Jim, and we’ve got this unique fusion, this blend of performance and range and we achieved that through our in-house technology. All the technology that underpins the car, the drive train technology, a battery pack, a motor transmission inverter and the wonder box and the software that glues all that together. That’s all in-house. It’s all proprietary, and we have incredible efficiency, and that gives performance and range.

JIM CRAMER: You’re talking about a quick zero to 60 as well as a projected range that’s much longer than a large-scale rival?

PETER RAWLINSON: Indeed, and versions of Lucid Air will achieve over 500 miles range on an estimated EPA cycle.

JIM CRAMER: Now, I know that you said you’re almost sold out of everything. If I were to pay $170,000 for a Lucid Air, when would I be able to get mine in 2020? 2021, I’m sorry.

PETER RAWLINSON: We’re starting production from our purpose-built EV plants in Casa Grande in Arizona in the second of half of ’21, so, very soon now.

JIM CRAMER: I think it’s important just in terms of being in our great country. There are a lot of factories that get built and maybe there’s 200 people in them. There’s almost no new green-field factories that put people to work. Tell us about your plant in Arizona.

PETER RAWLINSON: I’m so excited about it because we’ve got a great team of associates working there. We’re giving them high tech, great jobs in a great working environment and we’re bringing jobs and employment in high tech auto industry to the state of Arizona. We’ve already got several hundred people employed. We’ll bring on a second and a third shift as we progress through 2022. And we’re already planning for our phase two of that plant expansion which will implement in 2023, which will take us to a capacity of 85,000 units per annum, when we bring the SUV Project Gravity, hopefully in Q3 of ’23.

JIM CRAMER: I think it’s important for people to understand that unlike a competitor that a lot of people worried about for years and years, the money that you have right now will get you to that expansion that you’re talking about.

PETER RAWLINSON: Indeed. This is an amazing outcome from our merger process with Churchill Capital. We secured $4.5 billion through both the SPAC and the pipe, with an unprecedented array of blue-chip investors. And that really secures the future of Lucid. And I mean, this is very interesting because that competitor was only able to secure several hundred million at IPO and it meant that it had to look for fresh injections of capital many times. And with this capital we secure our future well into 2023. We can implement phase two of the factory in Arizona. We can add more than 2,500 hourly and salary manufacturing employees. We can bring all four trim levels of Lucid Air into production and we can get Project Gravity well along the path to production with prototypes built and a lot of testing under our belt. And then there’s the sales and service and R&D activities that we have got a very clear runway with the security of funding. We’re in a very, very healthy position.

JIM CRAMER: You and I both know that the internal combustion engine is a dinosaur. You also know that, you and I know that the demand for cars like Lucid are big. Let’s say an Apple were to come in. Would Lucid have problems selling cars if the great Apple came in?

PETER RAWLINSON: Well, there’s always room for new entries and don’t let’s underestimate the market, because this isn’t a market for EVs. There’s no such thing as an EV market. This is a market for cars, and EVs will penetrate and completely fill that market, that world market for cars. So, I’d welcome the competition from a company like Apple, but ultimately you know, this is a technology race. Tesla recognizes that and Lucid recognizes that, and I think that’s what differentiates so many of the traditional car companies. They buy parts off the shelf; they take a commoditized approach to this. Lucid doesn’t. It’s all in-house, all in-house developed, designed, engineered and manufactured. Vertically integrate your core IP. Only Tesla does that today.

JIM CRAMER: Right. And I was privileged to be one of the first people to ever ride in one. And it was the most, I would say probably the most excited he’s had me in many, many years. Peter Rawlinson, it’s a joy to have you. CEO and CTO of Lucid Motors. Really good to have you on the show, sir.

PETER RAWLINSON: Delighted to be here Jim. Thank you so much.

JIM CRAMER: What can I say? All right? I called it maybe the next Tesla. A lot of people criticized me on Twitter. You know what? I’ll reiterate. It could be the next Tesla.

* * * * *

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics, projections of market opportunity, market share and product sales, expectations and timing related to commercial product launches, including the start of production and launch of the Lucid Air and any future products, the performance, range, autonomous driving and other features of the Lucid Air, future market opportunities, including with respect to energy storage systems and automotive partnerships, future manufacturing capabilities and facilities, future sales channels and strategies, future market launches and expansion, potential benefits of the proposed business combination and PIPE investment (collectively, the “proposed transactions”) and the potential success of Lucid’s go-to-market strategy, and expectations related to the terms and timing of the proposed transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Lucid’s and CCIV’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lucid and CCIV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transactions or that the approval of the shareholders of CCIV or Lucid is not obtained; the outcome of any legal proceedings that may be instituted against Lucid or CCIV following announcement of the proposed transactions; failure to realize the anticipated benefits of the proposed transactions; risks relating to the uncertainty of the projected financial information with respect to Lucid, including conversion of reservations into binding orders; risks related to the timing of expected business milestones and commercial launch, including Lucid’s ability to mass produce the Lucid Air and complete the tooling of its manufacturing facility; risks related to the expansion of Lucid’s manufacturing facility and the increase of Lucid’s production capacity; risks related to future market adoption of Lucid’s offerings; the effects of competition and the pace and depth of electric vehicle adoption generally on Lucid’s future business; changes in regulatory requirements, governmental incentives and fuel and energy prices; Lucid’s ability to rapidly innovate; Lucid’s ability to deliver Environmental Protection Agency (“EPA”) estimated driving ranges that match or exceed its pre-production projected driving ranges; future changes to vehicle specifications which may impact performance, pricing, and other expectations; Lucid’s ability to enter into or maintain partnerships with original equipment manufacturers, vendors and technology providers; Lucid’s ability to effectively manage its growth and recruit and retain key employees, including its chief executive officer and executive team; Lucid’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm; Lucid’s ability to manage expenses; Lucid’s ability to effectively utilize zero emission vehicle credits; the amount of redemption requests made by CCIV’s public shareholders; the ability of CCIV or the combined company to issue equity or equity-linked securities in connection with the proposed transactions or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and the impact of the global COVID-19 pandemic on Lucid, CCIV, the combined company’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and those factors discussed in CCIV’s final prospectus dated July 30, 2020 and the Quarterly Reports on Form 10-Q for the quarters ended July 30, 2020 and September 30, 2020, in each case, under the heading “Risk Factors,” and other documents of CCIV filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Lucid nor CCIV presently know or that Lucid and CCIV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lucid’s and CCIV’s expectations, plans or forecasts of future events and views as of the date of this communication. Lucid and CCIV anticipate that subsequent events and developments will cause Lucid’s and CCIV’s assessments to change. However, while Lucid and CCIV may elect to update these forward-looking statements at some point in the future, Lucid and CCIV specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lucid’s and CCIV’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Use of Projections

This communication contains projected financial information with respect to the combined company, namely revenue, cost of goods sold, gross profit, capital expenditures, EBIT, EBITDA and Free Cash Flow for 2021–2026. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in this communication, and the inclusion of such information in this communication should not be regarded as a representation by any person that the results reflected in such projections will be achieved. Neither the independent auditors of CCIV nor the independent registered public accounting firm of Lucid has audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this communication, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this communication.

Industry, Market and Vehicle Data

Industry and market data used in this communication have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Lucid nor CCIV has independently verified the data obtained from these sources, and they cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this communication does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Lucid or the proposed transactions. Readers of this communication should each make their own evaluation of Lucid and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Information in this communication about non-Lucid vehicles is derived from figures published by manufacturers and other publicly available information. Neither Lucid nor CCIV has independently verified the data obtained from these sources, and they cannot assure you of the data’s accuracy or completeness. Ranges for Lucid vehicles in this communication are projected EPA estimated ranges and are made using an approximation of an EPA test cycle. Lucid vehicles are in pre-production, and specifications (including range) are subject to change. Final EPA estimated ranges for Lucid vehicles are not available. Certain vehicle performance characteristics included in this communication are not available in every trim.

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to shareholders of CCIV for their consideration. CCIV intends to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to CCIV’s shareholders in connection with CCIV’s solicitation for proxies for the vote by CCIV’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Lucid’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, CCIV will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. CCIV’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with CCIV’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about CCIV, Lucid and the proposed transactions. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by CCIV, without charge, at the SEC's website located at www.sec.gov or by directing a request to CCIV.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CCIV, Lucid and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CCIV’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CCIV’s shareholders in connection with the proposed transactions will be set forth in CCIV’s proxy statement/prospectus when it is filed with the SEC. You can find more information about CCIV’s directors and executive officers in CCIV’s final prospectus filed with the SEC on July 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Trademarks

This communication contains trademarks, service marks, trade names and copyrights of Lucid, CCIV and other companies, which are the property of their respective owners.